# SEC Schedule 13D — Beneficial ownership report by holders of more than 5% of a class

Issuer: Suzano S.A., CIK 0000909327
CUSIP: 86959K105
Title of class of securities: Common Shares, without par value
Address of issuer's principal executive offices: Avenida Brigadeiro Faria Lima, No. 1355, 7th Floor, city of Sao Paulo, Brazil (D5), 01452-919
Date of event which requires filing of this statement: 08/20/2026
Filed by CIK 0001446113
Persons authorized to receive notices and communications: Suzano Pulp and Paper America, 800 Corporate Drive, Suite 320, Fort Lauderdale, Florida (FL), 33334, 9547727716

## Reporting persons
- Suzano Holding S.A. (CIK 0001446113): type of reporting person: other (OO); citizenship or place of organization: Brazil (D5); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 575,579,791; sole dispositive power 358,840,106; shared dispositive power 0; aggregate amount beneficially owned 575,579,791 (45.5% of the class)
  Comment: The common shares, no par value (the "Shares") reported in rows (8) and (11) include (i) 570,522,992 Shares, subject to the Voting Agreement (as defined and further described in Items 5(a) and 6 below) and (ii) 363,896,810 Shares subject to the Fanny Parties Shareholders' Agreement (as defined and further described in Item 4 below).
- David Feffer: type of reporting person: individual (IN); citizenship or place of organization: Brazil (D5); does not affirm membership in a group (box b); source of funds: personal funds (PF), other (OO); sole voting power 7,653,720; shared voting power 570,522,992; sole dispositive power 7,653,720; shared dispositive power 185,693,440; aggregate amount beneficially owned 578,176,712 (45.7% of the class)
  Comment: The Shares reported in rows (8) and (11) include 570,522,992 Shares subject to the Voting Agreement. The Shares reported in rows (10) and (11) include 185,693,440 Shares subject to the Transfer Agreement (as defined and further described in Item 6 below).
- Daniel Feffer: type of reporting person: individual (IN); citizenship or place of organization: Brazil (D5); does not affirm membership in a group (box b); source of funds: personal funds (PF), other (OO); sole voting power 2,062,808; shared voting power 570,522,992; sole dispositive power 2,062,808; shared dispositive power 185,693,440; aggregate amount beneficially owned 572,585,800 (45.3% of the class)
  Comment: The Shares reported in rows (8) and (11) include 570,522,992 Shares subject to the Voting Agreement. The Shares reported in rows (10) and (11) include 185,693,440 Shares subject to the Transfer Agreement.
- Jorge Feffer: type of reporting person: individual (IN); citizenship or place of organization: Brazil (D5); does not affirm membership in a group (box b); source of funds: personal funds (PF), other (OO); sole voting power 1,264,210; shared voting power 570,522,992; sole dispositive power 1,264,210; shared dispositive power 185,693,440; aggregate amount beneficially owned 571,787,202 (45.2% of the class)
  Comment: The Shares reported in rows (8) and (11) include 570,522,992 Shares subject to the Voting Agreement. The Shares reported in rows (10) and (11) include 185,693,440 Shares subject to the Transfer Agreement.
- Ruben Feffer: type of reporting person: individual (IN); citizenship or place of organization: Brazil (D5); does not affirm membership in a group (box b); source of funds: personal funds (PF), other (OO); sole voting power 433,428; shared voting power 570,522,992; sole dispositive power 433,428; shared dispositive power 185,693,440; aggregate amount beneficially owned 570,956,420 (45.2% of the class)
  Comment: The Shares reported in rows (8) and (11) include 570,522,992 Shares subject to the Voting Agreement. The Shares reported in rows (10) and (11) include 185,693,440 Shares subject to the Transfer Agreement.
- Alden Fundo de Investimento em Acoes: type of reporting person: other (OO); citizenship or place of organization: Brazil (D5); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 1,165,203; shared voting power 570,522,992; sole dispositive power 27,154,744; shared dispositive power 0; aggregate amount beneficially owned 571,688,195 (45.2% of the class)
  Comment: The Shares reported in rows (8) and (11) include 570,522,992 Shares subject to the Voting Agreement.
- Janet Guper: type of reporting person: individual (IN); citizenship or place of organization: Brazil (D5); does not affirm membership in a group (box b); source of funds: personal funds (PF), other (OO); sole voting power 3,201,344; shared voting power 0; sole dispositive power 4,490,742; shared dispositive power 0; aggregate amount beneficially owned 4,490,742 (0.4% of the class)
  Comment: The Shares reported in rows (9) and (11) include 1,289,398 Shares subject to the Fanny Parties Shareholders' Agreement and the Lock-Up Agreement (as defined and further described in Item 6 below).
- Lisabeth Sander: type of reporting person: individual (IN); citizenship or place of organization: Brazil (D5); does not affirm membership in a group (box b); source of funds: personal funds (PF), other (OO); sole voting power 4,719,106; shared voting power 0; sole dispositive power 5,831,518; shared dispositive power 0; aggregate amount beneficially owned 5,831,518 (0.5% of the class)
  Comment: The Shares reported in rows (9) and (11) include 1,112,412 Shares subject to the Fanny Parties Shareholders' Agreement and the Lock-Up Agreement.
- Pedro Noah Hornett Guper: type of reporting person: individual (IN); citizenship or place of organization: Brazil (D5); does not affirm membership in a group (box b); source of funds: personal funds (PF), other (OO); sole voting power 2,970,892; shared voting power 0; sole dispositive power 3,621,943; shared dispositive power 0; aggregate amount beneficially owned 3,621,943 (0.3% of the class)
  Comment: The Shares reported in rows (9) and (11) include 651,051 Shares subject to the Fanny Parties Shareholders' Agreement and the Lock-Up Agreement.
- Ian Baruch Hornett Guper: type of reporting person: individual (IN); citizenship or place of organization: Brazil (D5); does not affirm membership in a group (box b); source of funds: personal funds (PF), other (OO); sole voting power 2,970,938; shared voting power 0; sole dispositive power 3,621,989; shared dispositive power 0; aggregate amount beneficially owned 3,621,989 (0.3% of the class)
  Comment: The Shares reported in rows (9) and (11) include 651,051 Shares subject to the Fanny Parties Shareholders' Agreement and the Lock-Up Agreement.
- Rafael Provenzale Guper: type of reporting person: individual (IN); citizenship or place of organization: Brazil (D5); does not affirm membership in a group (box b); source of funds: personal funds (PF), other (OO); sole voting power 2,013,693; shared voting power 0; sole dispositive power 2,664,731; shared dispositive power 0; aggregate amount beneficially owned 2,664,731 (0.2% of the class)
  Comment: The Shares reported in rows (9) and (11) include 651,038 Shares subject to the Fanny Parties Shareholders' Agreement and the Lock-Up Agreement.
- Nina Guper Sander: type of reporting person: individual (IN); citizenship or place of organization: Brazil (D5); does not affirm membership in a group (box b); source of funds: personal funds (PF), other (OO); sole voting power 108,064; shared voting power 0; sole dispositive power 120,743; shared dispositive power 0; aggregate amount beneficially owned 120,743 (0% of the class)
  Comment: The Shares reported in rows (9) and (11) include 12,679 Shares subject to the Fanny Parties Shareholders' Agreement and the Lock-Up Agreement.
- Julia Guper Sander: type of reporting person: individual (IN); citizenship or place of organization: Brazil (D5); does not affirm membership in a group (box b); source of funds: personal funds (PF), other (OO); sole voting power 105,487; shared voting power 0; sole dispositive power 118,166; shared dispositive power 0; aggregate amount beneficially owned 118,166 (0% of the class)
  Comment: The Shares reported in rows (9) and (11) include 12,679 Shares subject to the Fanny Parties Shareholders' Agreement and the Lock-Up Agreement.
- Gabriel Provenzale Guper: type of reporting person: individual (IN); citizenship or place of organization: Brazil (D5); does not affirm membership in a group (box b); source of funds: personal funds (PF), other (OO); sole voting power 2,013,692; shared voting power 0; sole dispositive power 2,664,730; shared dispositive power 0; aggregate amount beneficially owned 2,664,730 (0.2% of the class)
  Comment: The Shares reported in rows (9) and (11) include 651,038 Shares subject to the Fanny Parties Shareholders' Agreement and the Lock-Up Agreement.
- Diego Guper Gersgorin: type of reporting person: individual (IN); citizenship or place of organization: Brazil (D5); does not affirm membership in a group (box b); source of funds: personal funds (PF), other (OO); sole voting power 274,450; shared voting power 0; sole dispositive power 287,129; shared dispositive power 0; aggregate amount beneficially owned 287,129 (0% of the class)
  Comment: The Shares reported in rows (9) and (11) include 12,679 Shares subject to the Fanny Parties Shareholders' Agreement and the Lock-Up Agreement.
- Bianca Terpins Garcia: type of reporting person: individual (IN); citizenship or place of organization: Brazil (D5); does not affirm membership in a group (box b); source of funds: personal funds (PF), other (OO); sole voting power 1,210,550; shared voting power 0; sole dispositive power 1,223,229; shared dispositive power 0; aggregate amount beneficially owned 1,223,229 (0.1% of the class)
  Comment: The Shares reported in rows (9) and (11) include 12,679 Shares subject to the Fanny Parties Shareholders' Agreement and the Lock-Up Agreement.

## Item 1. Security and Issuer
Title of class of securities: Common Shares, without par value
Name of issuer: Suzano S.A.
Address of issuer's principal executive offices: Avenida Brigadeiro Faria Lima, No. 1355, 7th Floor, city of Sao Paulo, Brazil (D5), 01452-919

## Item 2. Identity and Background
Name of person filing:
This statement is being filed by (i) Suzano Holding S.A. ("SH"), David Feffer, Daniel Feffer, Jorge Feffer, Ruben Feffer and Alden Fundo de Investimento em Acoes and (ii) Pedro Noah Hornett Guper, Ian Baruch Hornett Guper, Rafael Provenzale Guper, Gabriel Provenzale Guper, Janet Guper, Diego Guper Gersgorin, Bianca Terpins Garcia, Lisabeth S. Sander, Nina Guper Sander and Julia Guper Sander (the persons listed in this clause (ii), the "Fanny Parties"), pursuant to a Joint Filing Agreement, a copy of which is attached hereto as Exhibit 99.1 and incorporated by reference herein, in accordance with Rule 13d-1(k)(1) under the Act (each, a "Reporting Person" and, collectively, the "Reporting Persons").

Shares beneficially owned by each of SH, David Feffer, Daniel Feffer, Jorge Feffer, Ruben Feffer and Alden Fundo de Investimento em Acoes were previously reported by them on a Schedule 13G filed on February 14, 2019, as amended, pursuant to Rule 13d-1(d). The beneficial ownership of the Issuer by each of SH, David Feffer, Daniel Feffer, Jorge Feffer, Ruben Feffer and Alden Fundo de Investimento em Acoes (collectively, the "Schedule 13G filers" or the "Controlling Shareholder Group") has not changed materially since the last amendment to their Schedule 13G was filed on February 14, 2024 (as amended, the "Schedule 13G"); however, as described in Item 4 below, the Fanny Parties and SH entered into the Fanny Parties Shareholders' Agreement and as a result of the execution of such agreement, the Reporting Persons may be deemed to constitute a "group" within the meaning and solely for purposes of Section 13(d)(3) of the Act. Accordingly, the Reporting Persons are filing this Schedule 13D, which, with respect to the Schedule 13G filers, hereby amends and replaces the Schedule 13G.
Residence or business address: The principal office or business address of (i) SH, David Feffer, Daniel Feffer, Jorge Feffer, Ruben Feffer and Alden Fundo de Investimento em Acoes is Avenida Brigadeiro Faria Lima, 1355, 21st Floor, 01452-919, Sao Paulo/SP, Brazil, and (ii) each of the Fanny Parties is Rua Henrique Monteiro, no. 90, 15th floor, set 152, part, Pinheiros, 05423-020, Sao Paulo/SP, Brazil.
Present principal occupation or employment: The principal business or principal occupation of each Reporting Persons is the following: (i) SH: hold Shares as described in this statement, (ii) each of David Feffer, Daniel Feffer, Jorge Feffer and Ruben Feffer: businessman, (iii) Alden Fundo de Investimento em Acoes: stock fund, (iv) each of Pedro Noah Hornett Guper, Ian Baruch Hornett Guper, Rafael Provenzale Guper and Gabriel Provenzale Guper: student; (v) each of Janet Guper, Lisabeth S. Sander, Nina Guper Sander and Julia Guper Sander: businesswoman, (vi) Diego Guper Gersgorin: investor/businessman and (vii) Bianca Terpins Garcia: animal scientist.
Criminal convictions in the last five years: During the last five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: During the last five years, none of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship: SH is a corporation (sociedade por acoes) organized under the laws of Brazil. David Feffer, Daniel Feffer, Jorge Feffer and Ruben Feffer are Brazilian citizens. Alden Fundo de Investimento em Acoes is a stock fund (fundo de investimento) organized under the laws of Brazil. Pedro Noah Hornett Guper, Ian Baruch Hornett Guper, Rafael Provenzale Guper, Gabriel Provenzale Guper, Janet Guper, Diego Guper Gersgorin, Bianca Terpins Garcia, Lisabeth S. Sander, Nina Guper Sander and Julia Guper Sander are Brazilian citizens.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
The Shares directly held by David Feffer, Daniel Feffer, Jorge Feffer and Ruben Feffer have been acquired mainly through a combination of inheritance and gift and, in the case of David Feffer, also as compensation in the form of Shares pursuant to equity awards granted under the terms of the Issuer's equity compensation plans during his service as a director of the Issuer and in open market purchases. David Feffer is the chairman and Daniel Feffer is the vice chairman of the board of directors of the Issuer. David Feffer, Daniel Feffer, Jorge Feffer and Ruben Feffer are descendants of a founder of the Issuer.

The Shares directly held by SH were contributed to SH's capital by certain shareholders who were founding family members and predecessors in interest to the Reporting Persons and acquired in public offerings.

The Shares directly held by Alden Fundo de Investimento em Acoes have been acquired in public offerings and open market purchases. The source of the funds used to acquire the Shares held by Alden Fundo de Investimento em Acoes was the fund's assets.

The Shares directly held by the Fanny Parties were acquired mainly by means of a combination of inheritance and gift, and the SH Corporate Reorganization described in Item 4. The Shares transferred by SH to the Fanny Parties in the SH Corporate Reorganization were distributed to the Fanny Parties in kind by SH, in exchange of shares issued by SH held by them, as set forth on the Fanny Parties Shareholders' Agreement that became effective on August 20, 2026, (as defined and further described in Item 4 below).

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 6 of this Schedule 13D is hereby incorporated herein by reference.

The Fanny Parties and SH entered into a shareholders' agreement, effective as of August 20, 2026 (the "Fanny Parties Shareholders' Agreement") regulating, among other provisions, the gradual replacement of shares held by the Fanny Parties in the share capital of SH with Shares issued by the Issuer held by SH, proportionately to the Fanny Parties' shareholding in SH, resulting in the exit of the Fanny Parties from the share capital of SH. Such replacement is to be carried out over a period of 20 years through reductions in SH's capital with the cancellation of SH-issued shares held by the Fanny Parties, and delivery by SH to the Fanny Parties, at book value, of Shares issued by the Issuer held by SH (the "SH Corporate Reorganization").

The SH Corporate Reorganization may be completed before the end of such 20-year period if the Controlling Shareholder Group receives a firm, bona fide and irrevocable proposal from a third party for the transfer, in one or more transactions, of control of SH or the Issuer, or for the transfer of a number of SH shares that would result in the Controlling Shareholder Group ceasing to hold a majority of SH's voting capital. Upon receipt of any such proposal, either the Controlling Shareholder Group or the Fanny Parties may, in its sole discretion, require the acceleration of the SH Corporate Reorganization through a reduction of SH's capital involving all of the SH shares then held by the Fanny Parties and subject to the Fanny Parties Shareholders' Agreement.

The Fanny Parties Shareholders' Agreement applies to all the Shares held by SH and the Shares delivered by SH to the Fanny Parties as a result of the SH Corporate Reorganization. Pursuant to the Fanny Parties Shareholders' Agreement, prior to any shareholders' meeting of the Issuer, the representatives of the parties thereto hold a prior meeting to determine the vote to be cast at such shareholders' meeting with respect to the Shares subject to the Fanny Parties Shareholders' Agreement. At the prior meetings, the representatives are entitled to one vote for each Share subject to the Fanny Parties Shareholders' Agreement, and resolutions are taken by majority vote. Resolutions taken at the prior meetings bind the parties, who are required to vote their Shares subject to the Fanny Parties Shareholders' Agreement as a block and uniformly at the respective shareholders' meetings of the Issuer, in accordance with resolutions taken at the prior meetings. In addition, pursuant to the Fanny Parties Shareholders' Agreement, the Fanny Parties have irrevocably waived, with respect to the Shares subject thereto, any right to elect members of the Issuer's Board of Directors or Fiscal Council, including the right to request the multiple voting procedure for the election of members of the Issuer's Board of Directors or the installation of the Issuer's Fiscal Council. Accordingly, the Fanny Parties do not, individually or collectively, have the power to elect any of the Issuer's directors and do not exercise any power to direct or to influence the Issuer's corporate activities or guide the functioning of its corporate bodies. The Fanny Parties therefore do not meet the requirements to be deemed controlling shareholders under Article 116 of the Brazilian Corporations Law, and do not exercise or share control of the Issuer.

This description of the Fanny Parties Shareholders' Agreement is qualified in its entirety by reference to the full text of the Fanny Parties Shareholders' Agreement, which is attached hereto as Exhibit 99.2 and is incorporated by reference herein.

As part of SH Corporate Reorganization set forth in the Fanny Parties Shareholders' Agreement, on June 18, 2026, at an Extraordinary General Meeting of SH, the shareholders of SH unanimously approved a disproportionate reduction in SH's share capital, by cancelling 8,772,223 common shares held by certain shareholders. Upon the effectiveness of the share capital reduction, on August 20, 2026 those shareholders received, as consideration for the cancelled shares, a corresponding number of shares of the Issuer that were held by SH, on a one-for-one basis.

The Reporting Persons acquired most of the securities reported in this Schedule 13D through inheritance and have continued to hold them as part of their families' longstanding ownership interest in the Issuer. Subject to the Issuer's policies, regulatory restrictions, market conditions and other factors, the Reporting Persons may purchase additional securities of the Issuer or maintain the present ownership of their securities of the Issuer. The members of the Controlling Shareholder Group may also sell some or all of their securities of the Issuer. Notwithstanding, during the term of the Lock-Up Agreement, the Fanny Parties may not sell or otherwise transfer the Shares subject thereto, except for the permitted transfers expressly provided for therein, as described in Item 6 of this Schedule 13D.

The Reporting Persons may modify their plans depending on the Reporting Persons' evaluation of various factors, including the investment potential of the Shares, the Issuer's business prospects and financial position, other developments concerning the Issuer, opportunities that may be available to the Issuer, the price level and availability of the Shares, available opportunities to acquire the Shares or, solely with respect to the members of the Controlling Shareholder Group, dispose of the Shares, conditions in the securities markets and general economic and industry conditions, investment opportunities, each Reporting Person's need for liquidity, and other factors deemed to be relevant by the Reporting Persons. During the term of the Lock-Up Agreement, however, the Fanny Parties may not sell or otherwise transfer the Shares subject thereto, except for the permitted transfers expressly provided for therein, as described in Item 6 of this Schedule 13D.

Any future acquisitions of Shares will be subject to the Issuer's policies, including its insider trading policy, as applicable. Except as described in Item 4, the Reporting Persons currently have no plans or proposals that relate to or would result in any transaction, event or action set forth in subsections (a) through (j) of Item 4 of Schedule 13D.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
See rows (11) and (13) of the cover pages to this Schedule 13D for the aggregate number of and percentages of the shares of Shares beneficially owned by each Reporting Person. The percentages set forth in this Schedule 13D are based on 1,264,117,615 Shares outstanding as of June 30, 2026, as reported in the Issuer's Report of Foreign Private Issuer on Form 6-K filed with the Securities and Exchange Commission on August 13, 2026.

Control of the Issuer is held by SH jointly with David Feffer, Daniel Feffer, Jorge Feffer, Ruben Feffer and Alden Fundo de Investimento em Acoes. The Fanny Parties are not members of the Controlling Shareholder Group, do not exercise or share control of the Issuer and are not controlling shareholders of the Issuer.

Collectively, in connection with the transactions described herein, the Reporting Persons may be deemed to beneficially own an aggregate of 607,747,376 Shares, representing approximately 48.1% of the outstanding Shares. Such deemed beneficial ownership does not imply that the Fanny Parties exercise or share control over the Issuer.
Number of shares as to which each person has sole or shared power to vote or dispose: For purposes of Schedule 13D, each Reporting Person may be deemed to have shared power to vote or direct the vote of, and shared power to dispose or direct the disposition of, the Shares listed for that Reporting Person in the cover pages to this filing. For the avoidance of doubt, the Fanny Parties do not participate in or share control of the Issuer and are not controlling shareholders of the Issuer.
Transactions in the class effected during the past sixty days: Except as set forth in Item 4, no Reporting Person has effected any transactions in the Shares during the past 60 days.
Other persons with the right to receive dividends or sale proceeds: No other person is known to the Reporting Persons to have the right to receive or the power to direct the receipt of dividends from, or proceeds from the sale of, the Shares beneficially owned by such Reporting Persons.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
Item 4 of this Schedule 13D is hereby incorporated herein by reference.

David Feffer, Daniel Feffer, Jorge Feffer, Ruben Feffer, SH and Alden Fundo de Investimento em Acoes are parties to a voting agreement dated September 28, 2017, as amended on July 12, 2022, relating to certain Shares that each party thereto holds in the Issuer, as indicated in such agreement (the "Voting Agreement"). Pursuant to the Voting Agreement, prior to any shareholders' meeting of the Issuer, the representatives of the parties thereto hold a prior meeting to determine the vote to be cast at such shareholders' meeting with respect to the Shares subject to the Voting Agreement. At the prior meetings, the representatives are entitled to one vote for each Share subject to the Voting Agreement, and resolutions are taken by majority vote. Resolutions taken at the prior meetings bind the parties, who are required to vote their Shares subject to the Voting Agreement as a block and uniformly at the respective shareholders' meetings of the Issuer, in accordance with resolutions taken at the prior meetings.

This description of the Voting Agreement is qualified in its entirety by reference to the full text of the Voting Agreement, which is attached hereto as Exhibit 99.3 and is incorporated by reference herein.

David Feffer, Daniel Feffer, Jorge Feffer and Ruben Feffer are parties to a stock transfer agreement dated as of September 28, 2017, as amended on July 12, 2022 (the "Transfer Agreement"), pursuant to which each party agrees to not transfer, sell, assign or encumber shares subject to the Transfer Agreement, subject to certain exceptions, without the prior written consent of the other parties. The Transfer Agreement also includes customary rights of first offer and rights of first refusal to all parties in the event of a sale or transfer of one of the parties. The Transfer Agreement also prohibits the transfer of shares to a third party that, directly or indirectly, engages in a competing activity, or that presents a common interest with any person engaging in a competing activity, in each case with respect to the Issuer.

This description of the Transfer Agreement is qualified in its entirety by reference to the full text of the Transfer Agreement, which is attached hereto as Exhibit 99.4 and is incorporated by reference herein.

The Fanny Parties are parties to a lock-up agreement dated July 17, 2026 (the "Lock-Up Agreement"), pursuant to which each party agreed not to transfer the Shares of the Issuer received from SH as part of SH's Corporate Reorganization, subject to certain exceptions, including transfers among the parties, to their successors and to entities wholly owned by them. Permitted transfers are subject to the transferee's adherence to the Lock-Up Agreement. The Lock-Up Agreement will remain in effect for an initial term of one year and will automatically renew for successive one-year periods unless notice to the contrary is given at least 60 days in advance. SH and the Issuer are not parties to the Lock-Up Agreement.

This description summarizes the material terms of the Lock-Up Agreement and is qualified in its entirety by reference to the full text of the Lock-Up Agreement, which is filed as Exhibit 99.5 hereto and incorporated herein by reference.

Except as described in this Schedule 13D, to the knowledge of the Reporting Person, there are no contracts, arrangements, understandings or relationships (legal or otherwise), including, but not limited to, the transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, among the persons named in Item 2 or between such persons and any other person, with respect to any securities of Issuer, including, but not limited to, any securities pledged or otherwise subject to a contingency the occurrence of which would give another person voting power or investment power over such securities.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Exhibit Description
99.1 Joint Filing Agreement, dated as of August 24, 2026, by and among the Reporting Persons.

99.2 Fanny Parties Shareholders' Agreement (English translation), dated as of December 19, 2025 (incorporated by reference to the current report on Form 6-K furnished to the SEC on December 19, 2025 (SEC Accession No: 0000909327-25-000091).

99.3 Voting Agreement (English translation), dated September 28, 2017 by and among David Feffer, Daniel Feffer, Jorge Feffer, Ruben Feffer, Suzano Holding S.A. and Alden Fundo de Investimento em Acoes, as amended on July 12, 2022.

99.4 Transfer Agreement (English translation), dated September 28, 2017 by and among David Feffer, Daniel Feffer, Jorge Feffer and Ruben Feffer, as amended on July12, 2022.

99.5 Lock-Up Agreement (English translation), dated as of July 17, 2026, by and among the Fanny Parties.

## Signatures
- Suzano Holding S.A.: /s/ Maria Cecilia Castro Neves Ipina, Maria Cecilia Castro Neves Ipina/Attorney-in-fact* (08/24/2026)
- David Feffer: /s/ Maria Cecilia Castro Neves Ipina, Maria Cecilia Castro Neves Ipina/Attorney-in-fact* (08/24/2026)
- Daniel Feffer: /s/ Maria Cecilia Castro Neves Ipina, Maria Cecilia Castro Neves Ipina/Attorney-in-fact* (08/24/2026)
- Jorge Feffer: /s/ Maria Cecilia Castro Neves Ipina, Maria Cecilia Castro Neves Ipina/Attorney-in-fact* (08/24/2026)
- Ruben Feffer: /s/ Maria Cecilia Castro Neves Ipina, Maria Cecilia Castro Neves Ipina/Attorney-in-fact* (08/24/2026)
- Alden Fundo de Investimento em Acoes: /s/ Maria Cecilia Castro Neves Ipina, Maria Cecilia Castro Neves Ipina/Attorney-in-fact* (08/24/2026)
- Alden Fundo de Investimento em Acoes: /s/ Nicole Schulze Blanck, Nicole Schulze Blanck/Attorney-in-fact* (08/24/2026)
- Janet Guper: /s/ Ricardo Madrona Saes, Ricardo Madrona Saes/Attorney-in-fact* (08/24/2026)
- Lisabeth Sander: /s/ Ricardo Madrona Saes, Ricardo Madrona Saes/Attorney-in-fact* (08/24/2026)
- Pedro Noah Hornett Guper: /s/ Ricardo Madrona Saes, Ricardo Madrona Saes/Attorney-in-fact* (08/24/2026)
- Ian Baruch Hornett Guper: /s/ Ricardo Madrona Saes, Ricardo Madrona Saes/Attorney-in-fact* (08/24/2026)
- Rafael Provenzale Guper: /s/ Ricardo Madrona Saes, Ricardo Madrona Saes/Attorney-in-fact* (08/24/2026)
- Nina Guper Sander: /s/ Ricardo Madrona Saes, Ricardo Madrona Saes/Attorney-in-fact* (08/24/2026)
- Julia Guper Sander: /s/ Ricardo Madrona Saes, Ricardo Madrona Saes/Attorney-in-fact* (08/24/2026)
- Gabriel Provenzale Guper: /s/ Ricardo Madrona Saes, Ricardo Madrona Saes/Attorney-in-fact* (08/24/2026)
- Diego Guper Gersgorin: /s/ Ricardo Madrona Saes, Ricardo Madrona Saes/Attorney-in-fact* (08/24/2026)
- Bianca Terpins Garcia: /s/ Ricardo Madrona Saes, Ricardo Madrona Saes/Attorney-in-fact* (08/24/2026)
Comment: * The Power of Attorney for each Reporting Person is filed as an exhibit to this Schedule 13D and is hereby incorporated herein by reference.